UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number)

Peter A. Reed

Great Elm Capital Group, Inc.

800 South Street, Suite 230

Waltham, MA 02453

Telephone Number: (617) 375-3006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 390320109	Page 2 of 7

1	NAMES OF REPORTING PERSONS Great Elm Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 1,966,667
		8	SHARED VOTING POWER 225,000
		9	SOLE DISPOSITIVE POWER 1,966,667
		10	SHARED DISPOSITIVE POWER 225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,191,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP: 390320109	Page 3 of 7

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at 800 South Street, Suite 230, Waltham, MA 02453.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

(a) – (c), (f) This Statement is filed on behalf of Great Elm Capital Group, Inc., a Delaware corporation (the “Reporting Person”). The address of the principal executive office of the Reporting Person is 800 South Street, Suite 230, Waltham, MA 02453. The principal business of the Reporting Person is to serve as a holding company seeking to acquire assets and businesses. The name, present principal employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person is set forth on Annex A hereto and incorporated herein by reference.

(d) – (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, GEO GP, GEOF (each as defined below), or any director or executive officer of the Reporting Person has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 23, 2016, in connection with the Issuer’s merger with Full Circle Capital Corporation (the “Merger”), the Issuer entered into a subscription agreement (the “Subscription Agreement”) with the Reporting Person and certain third party private investment funds (the “Funds”) under which the Reporting Person contributed $30.0 million in cash in exchange for 1,966,667 shares of Common Stock (the “Original Shares”).

The Reporting Person’s wholly-owned subsidiary, Great Elm Opportunities GP, Inc., a Delaware corporation (“GEO GP”), serves as the general partner of Great Elm Opportunities Fund I, LP, a Delaware limited partnership (“GEOF”). In May and June 2019, GEOF purchased an aggregate of 225,000 shares of Common Stock (the “GEOF Shares”) in the open market using subscription proceeds.

Item 4.	Purpose of Transaction

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (1) to acquire additional shares of Common Stock or other securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by it, or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it will take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person and its subsidiaries; developments with respect to the business of the Reporting Person and its subsidiaries; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP: 390320109	Page 4 of 7

Except as otherwise set forth in this Item 4 or as described in Item 6, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 10,062,682 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission by the Issuer on August 13, 2019.

The Reporting Person may be deemed to beneficially own 2,191,667 shares of Common Stock, which represents approximately 21.8% of the issued and outstanding shares of Common Stock of the Issuer. Such shares include (i) the Original Shares, over which the Reporting Person has sole voting and dispositive power, and (ii) the GEOF Shares, over which the Reporting Person has shared voting and dispositive power.

As the general partner of GEOF, GEO GP may be deemed to be the beneficial owner of the shares of Common Stock held by GEOF. As the parent of GEO GP, the Reporting Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned (or deemed beneficially owned) by GEO GP. The address of the principal executive office of both GEO GP and GEOF is 800 South Street, Suite 230, Waltham, MA 02453. The principal business of GEO GP is to serve as the general partner of GEOF. The principal business of GEOF is to invest across the capital structures of small and middle-market issuers.

To the Reporting Person’s knowledge, the directors and executive officers of the Reporting Person beneficially own 148,253 shares of Common Stock in the aggregate, which includes shares of Common Stock purchased in open market transactions within the 60 days preceding the date hereof.

(c) – Except as set forth in this Statement, neither the Reporting Person, nor to the knowledge of the Reporting Person, GEO GP, GEOF, or any director or executive officer of the Reporting Person, has affected any other transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

Pursuant to the Subscription Agreement, the Reporting Person and the Funds will vote on any proposed changes to the Issuer’s Investment Management Agreement, dated as of September 27, 2016, between the Issuer and Great Elm Capital Management, Inc., and certain other matters in the same proportion as the Issuer’s unaffiliated stockholders so long as the Reporting Person and the Funds collectively own at least 35% of the Issuer’s outstanding Common Stock.

Registration Rights Agreement

Following the closing of the Merger, the Issuer entered into an amended and restated registration rights agreement with the Reporting Person and the Funds (collectively, the “Holders”), dated as of November 4, 2016 (the “Registration Rights Agreement”), pursuant to which the Issuer granted the Holders certain registration rights, including demand and piggyback rights, with respect to the Common Stock.

References to, and the descriptions of, each of the Subscription Agreement and the Registration Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of each of the Subscription Agreement and the Registration Rights Agreement, which are included as Exhibits 10.1 and 10.2 to this Statement, respectively.

Item 7.	Materials to be Filed as Exhibits

10.1	Subscription Agreement, dated as of June 23, 2016, by and among the Issuer, the Reporting Person, the investment funds signatory thereto, and MAST Capital Management LLC (incorporated by reference to the Pre-Commencement Solicitation filed on June 27, 2016 by the Issuer (File No. 814-01211))

10.2	Amended and Restated Registration Rights Agreement, dated as of November 4, 2016, by and among the Issuer, the Reporting Person and the Funds named therein (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 7, 2016 by the Issuer (File No. 814-01211))

CUSIP: 390320109	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 1, 2019	GREAT ELM CAPITAL GROUP, INC.

	By:	/s/ Brent J. Pearson
	Name:	Brent J. Pearson
	Title:	Chief Financial Officer & Chief Accounting Officer

CUSIP: 390320109	Page 7 of 7

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GREAT ELM CAPITAL GROUP, INC.

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Person. Each of the directors and executive officers listed below are United States citizens and have a business address of 800 South Street, Suite 230, Waltham, MA 02453.

Name	Present Principal Employment

Directors

Peter A. Reed	Chief Executive Officer of the Reporting Person.

Matthew A. Drapkin	Chief Executive Officer & Portfolio Manager of Northern Right Capital Management, L.P. (asset manager focused on constructive activist investing in small cap public companies), at 9 Old Kings Hwy. S., Darien, CT 06820.

Thomas S. Harbin III	Managing Partner, Source Capital, LLC (private equity firm focused on investing in U.S.-based companies in the lower-middle market), at 75 Fourteenth Street, Suite 2700, Atlanta, Georgia 30309.

James P. Parmelee	Managing Director of Hamilton Robinson Capital Partners (private equity firm investing in middle-market specialty manufacturing, industrial technology and business services companies in the United States and Canada), at 301 Tresser Blvd, Suite 1333, Stamford, CT 06901.

Jeffrey S. Serota	Vice Chairman and Chief Investment Officer at Corbel Capital Partners (alternative lower middle-market debt manager), at 11777 San Vicente Blvd, Suite 777, Los Angeles, CA 90049.

Mark A. Snell	Director of the Reporting Person.

Hugh Steven Wilson	Director of the Reporting Person.

Executive Officers

Peter A. Reed	See above.

Brent J. Pearson	Chief Financial Officer and Chief Accounting Officer of the Reporting Person.

Adam M. Kleinman	President and Chief Operating Officer of the Reporting Person.